

08027985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2007___ AND ENDING ___12/31/2007___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Verity Investments Inc**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___3100 Tower Blvd. # 808___
(No. and Street)

___Durham___   ___NC___   ___27703___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Nelson and Company PA___
(Name – if individual, state last, first, middle name)

___3603 University Dr___   ___Durham___   ___NC___,   ___27707___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Amy L Simonson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Leerty Investments Inc_ , as of _December 31_ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Financial Operations Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

VERITY INVESTMENTS, INC.

CONTENTS

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717



&COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

2501 BLUE RIDGE ROAD, SUITE 410
RALEIGH, NORTH CAROLINA 27607

INDEPENDENT AUDITORS' REPORT

February 25, 2008

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 10 and the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson & Company, P. A.

VERITY INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 88,261	$ 33,939
CRD deposits	424	1,575
Short-term investments	30,000	-
Commissions receivable	357,206	325,284
Receivable from parent	185,236	55,843
Total current assets	661,127	416,641
	$ 661,127	$ 416,641
LIABILITIES AND NET ASSETS		
CURRENT LIABILITIES		
Accounts payable	$ 338,932	$ 185,118
Line of credit	29,159	9,303
Income tax payable to parent	19,573	20,003
Accrued income tax payable	6,828	6,922
Total current liabilities	394,492	221,346
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	235,635	164,295
Total stockholder's equity	266,635	195,295
	$ 661,127	$ 416,641

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF INCOME
For the Years Ended June 30, 2007 and 2006

	2007	2006
Revenues		
Brokerage commissions	$ 498,965	$ 389,976
Advisory fees	1,211,155	893,152
12b-1 distribution fees	206,713	199,868
Municipal income	931	818
Other income	561	466
Total revenues	1,918,325	1,484,280
Expenses		
Commissions expense	1,019,320	834,404
Management fee	316,589	235,893
Licenses	12,275	10,777
Professional fees	176,469	123,673
Salaries	165,342	72,479
Office expense	88,793	75,669
Insurance	6,333	8,206
Third party administration fees	2,526	-
Software	1,929	1,676
Advertising	892	5,582
Miscellaneous expense	28,904	16,402
Total expenses	1,819,372	1,384,761
Income before income taxes	98,953	99,519
Provision for income taxes	27,613	27,285
Net income	$ 71,340	$ 72,234

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Retained Earnings
Balances at December 31, 2005	$ 31,000	$ 92,061
Net income for 2006	-	72,234
Balances at December 31, 2006	31,000	164,295
Net income for 2007	-	71,340
Balances at December 31, 2007	$ 31,000	$ 235,635

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 71,340	$ 72,234
Adjustments to reconcile change in net income		
to net cash provided by (used in) operating activities		
Decrease in CRD deposits	1,151	430
(Increase) in commissions receivable	(31,922)	(147,248)
(Increase) in receivable from parent	(129,393)	(31,988)
Increase in accounts payable	153,814	87,603
(Decrease) increase in income tax payable to parent	(430)	5,103
(Decrease) Increase in accrued income tax payable	(94)	2,022
Net cash provided by (used in) operating activities	64,466	(11,844)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of short-term investments	(30,000)	-
Net cash (used in) investing activities	(30,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit	58,199	9,303
Payments on line of credit	(38,343)	-
Net cash provided by financing activities	19,856	9,303
Net increase (decrease) in cash and cash equivalents	54,322	(2,541)
Cash and cash equivalents, beginning of year	33,939	36,480
Cash and cash equivalents, end of year	$ 88,261	$ 33,939
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ 3,699	$ -
Income taxes	$ 26,925	$ 4,900

The accompanying notes are an integral part of the financial statements.

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Verity Investments, Inc. (The Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and it is also a member of the Financial Industry Regulatory Authority (FINRA), and finally it is also an SEC-Registered Investment Advisor. It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the Parent).

A Summary of the Company's Significant Accounting Policies follows:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Certificates of Deposit

Certificates of Deposit totaling $30,000 as of December 31, 2007, are included in short-term investments in the accompanying financial statements. The certificates bear interest of 4.8% and have a maturity of ten months, with penalties for early withdrawal. The Company did not have any certificates of deposit as of December 31, 2006.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Bad Debts

The Company uses the allowance method to determine uncollectible accounts. At December 31, 2007 and 2006, management believed that all commissions receivable were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain items in the 2006 financial statements have been reclassified to conform to the presentation adopted for the 2007 financial statements. These reclassifications have no effect on previously reported net income or retained earnings.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2007, the Company had net capital of $80,975, which was $55,975 in excess of its required minimum net capital of $25,000. At December 31, 2007, The Company's ratio of aggregate indebtedness to net capital was 4.55 to 1. At December 31, 2006, the Company had net capital of $137,267, which was $112,267 in excess of its required minimum net capital of $25,000. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.42 to 1.

Note 3.   Related Party

By an agreement dated June 28, 1996, Verity Asset Management, Inc., the Parent company of Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and salaries. Under this agreement Verity Investments, Inc. was not responsible for reimbursing Verity Asset Management, Inc. However, Verity Investments paid Verity Asset Management a management fee.

Effective December 31, 2003, an agreement exists between the two parties by which all such expenses must be reimbursed to the Parent based on a reasonable allocation plan.

Total management fees paid and reimbursements paid to the Parent by the Company were $567,390 and $482,303 for the years ended December 31, 2007 and 2006, respectively.

Note 4.   Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5.   Employee Benefit Plans

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 1% and 3% of compensation for 2007 and 2006, respectively. Contributions made under the plan totaled $3,478 and $1,897 for the years ended December 31, 2007 and 2006, respectively.

Note 6.   Line of Credit

The Company has a line of credit with a maximum borrowing capacity of $35,000 and an interest rate of 18.24%. $5,841 and $25,697 were available on the line of credit at December 31, 2007 and December 31, 2006, respectively.

VERITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Net Capital		
Total Stockholders' equity	$	266,635
Deductions and/or charges:		
Nonallowable assets:		
CRD deposits		424
Receivables from parent		185,236
Net capital	$	80,975
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	368,091
Total aggregate indebtedness	$	368,091
Computation of basis net capital requirement		
Minimum net capital required:		
Company	$	24,539
Minimum dollar requirement	$	25,000
Net capital required (greater of the above)	$	25,000
Excess net capital	$	55,975
Excess net capital at 1,500 percent	$	56,436
Excess net capital at 1,000 percent	$	44,166
Ratio: Aggregate indebtedness to net capital		4.55
Reconciliation with Company's computation (included in part II		
of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II		
(unaudited) FOCUS report	$	76,854
Audit adjustment for commissions expense		(2,858)
Audit adjustment to subscription expenses		(1,189)
Audit adjustment to advisory fees revenue		5,320
Audit adjustment for income taxes		2,848
Net capital, per above	$	80,975

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717



Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

2501 BLUE RIDGE ROAD, SUITE 410
RALEIGH, NORTH CAROLINA 27607

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

February 25, 2008

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc. (the Company), for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



